SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                               AMENDMENT NO.2 TO
                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)



                                LENDINGTREE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   526020-10-5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Capital Z Management, LLC
                               54 Thompson Street
                            New York, New York 10012
                      Attention: Mr. David A. Spuria, Esq.
                                 (212) 965-0800
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                 March 20, 2001
--------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



NY2:\1029192\02\M24_02!.DOC\33560.0073

========= =========================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          SPECIALTY FINANCE PARTNERS
--------- -----------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [ ]
                                                                                        (b) [X]
--------- -----------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -----------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          00 - CONTRIBUTIONS FROM PARTNERS
--------- -----------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                            [ ]
--------- -----------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          BERMUDA
--------- -----------------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES
               BENEFICIALLY                  ------- ----------------------------------------------
                 OWNED BY                     8      SHARED VOTING POWER
                   EACH
                 REPORTING                           15,576,032*
                  PERSON                     ------- ----------------------------------------------
                   WITH                       9      SOLE DISPOSITIVE POWER

                                                     7,956,420**
                                             ------- ----------------------------------------------
                                              10     SHARED DISPOSITIVE POWER


--------- -----------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          15,576,032*
--------- -----------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                            [ ]
--------- -----------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          66.7%
--------- -----------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------- -----------------------------------------------------------------------------------------

* Includes 7,619,612 shares that may be deemed beneficially owned by virtue of Specialty Finance partners being party to the Voting Agreement (described in Item 5 below).

**  Assumes conversion of 4,000,000 shares of Series A 8% Convertible Preferred
Stock beneficially owned by such Reporting Person. See Item 5.


                                       2

========= =========================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          CAPITAL Z FINANCIAL SERVICES FUND II, L.P.*
--------- -----------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [ ]
                                                                                        (b) [X]
--------- -----------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -----------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          NOT APPLICABLE
--------- -----------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                            [ ]
--------- -----------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          BERMUDA
--------- -----------------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                     ------- ----------------------------------------------
               BENEFICIALLY                  8       SHARED VOTING POWER
                 OWNED BY
                   EACH                              15,576,032**
                 REPORTING                   ------- ----------------------------------------------
                  PERSON                     9       SOLE DISPOSITIVE POWER
                   WITH

                                             ------- ----------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     7,956,420*
--------- -----------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          15,576,032**
--------- -----------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                            [ ]
--------- -----------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          66.7%
--------- -----------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------- -----------------------------------------------------------------------------------------

*  Solely in its capacity as a general partner of Specialty Finance Partners.

**  Solely in its capacity as a general partner of Specialty Finance Partners.
Includes 7,619,612 shares that may be deemed beneficially owned by virtue of Specialty Finance partners being party to the Voting Agreement (described in Item 5 below).

                                       3

========= =========================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          CAPITAL Z PARTNERS, L.P.*
--------- -----------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [ ]
                                                                                        (b) [X]
--------- -----------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -----------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          NOT APPLICABLE
--------- -----------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                            [ ]
--------- -----------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          BERMUDA
--------- -----------------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                     ------- ----------------------------------------------
               BENEFICIALLY                  8       SHARED VOTING POWER
                 OWNED BY
                   EACH                              15,576,032**
                 REPORTING                   ------- ----------------------------------------------
                  PERSON                     9       SOLE DISPOSITIVE POWER
                   WITH

                                             ------- ----------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     7,956,420*
--------- -----------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          15,576,032**
--------- -----------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                            [ ]
--------- -----------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          66.7%
--------- -----------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------- -----------------------------------------------------------------------------------------

*  Solely in its capacity as the sole general partner of Capital Z Financial
Services Fund II, L.P.

**  Solely in its capacity as the sole general partner of Capital Z Financial
Services Fund II, L.P. Includes 7,619,612 shares that may be deemed beneficially owned by virtue of Specialty Finance partners being party to the Voting
Agreement (described in Item 5 below).


                                       4

========= =========================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          CAPITAL Z PARTNERS, LTD.*
--------- -----------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [ ]
                                                                                        (b) [X]
--------- -----------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -----------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          NOT APPLICABLE
--------- -----------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                            [ ]
--------- -----------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          BERMUDA
--------- -----------------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                     ------- ----------------------------------------------
               BENEFICIALLY                  8       SHARED VOTING POWER
                 OWNED BY
                   EACH                              15,576,032**
                 REPORTING                   ------- ----------------------------------------------
                  PERSON                     9       SOLE DISPOSITIVE POWER
                   WITH

                                             ------- ----------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     7,956,420*
--------- -----------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          15,576,032**
--------- -----------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                            [ ]
--------- -----------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          66.7%
--------- -----------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------- -----------------------------------------------------------------------------------------


* Solely in its capacity as the sole general partner of Capital Z Partners, L.P.

** Solely in its capacity as the sole general partner of Capital Z Partners, L.P. Includes 7,619,612 shares that may be deemed beneficially owned by virtue of Specialty Finance partners being party to the Voting Agreement (described in Item 5 below).

         This Amendment No. 2 amends the Schedule 13D, dated October 10, 2000, as amended in certain respects by Amendment No. 1 thereto ("Amendment No. 1"), and is filed jointly on behalf of Specialty Finance Partners, a Bermuda general partnership ("Specialty Finance Partners"), Capital Z Financial Services Fund II, L.P., a Bermuda limited partnership ("Capital Z Fund II"), Capital Z Partners, L.P., a Bermuda limited partnership ("Capital Z L.P."), and Capital Z Partners, Ltd., a Bermuda corporation ("Capital Z Ltd.") (each, a "Reporting Person" and together, the "Reporting Persons"), with respect to the shares of Common Stock, $0.01 par value per share (the "Common Stock"), and Series A 8% Convertible Preferred Stock, $0.01 par value per share (the "Series A Preferred Stock"), of LendingTree, Inc. (the "Company").

         Item 5(a) - (b) of Amendment No. 1 is hereby amended and restated in its entirety as follows:


Item 5.  Interest in Securities of Issuer.

         (a) -(b)

         Specialty Finance Partners may be deemed to beneficially own in the aggregate 7,956,420 shares of Common Stock by virtue of the fact that it is the holder of record of 3,956,420 shares of Common Stock and of its expected ability to initially convert (as discussed in Item 6 of Amendment No. 1) 4,000,000 shares of Series A Preferred Stock into 4,000,000 shares of Common Stock. Specialty Finance Partners has the sole power to vote or direct the vote, or to dispose or to direct the disposition, of such shares. In addition, Specialty Finance Partners may be deemed to have the shared power to vote or direct the vote of 7,619,612 shares by virtue of its being party to the Voting Agreement (as defined and described below).

         Capital Z Fund II, Capital Z L.P. and Capital Z Ltd. may be deemed to beneficially own in the aggregate 7,956,420 shares of the Common Stock of the Company by virtue of Specialty Finance Partners' ownership of shares of Common Stock and its expected ability to convert the shares of Series A Preferred Stock owned by it into shares of Common Stock. Each of Capital Z Fund II, Capital Z L.P. and Capital Z Ltd. has the shared power to vote or to direct the vote, and to dispose or to direct the disposition, of such shares. In addition, each of Capital Z Fund II, Capital Z L.P., and Capital Z Ltd. may be deemed to have the shared power to vote or direct the vote of 7,619,612 shares by virtue of Specialty Finance Partners being party to the Voting Agreement (as defined and described below).

         On an as-converted-to-Common Stock basis, the Reporting Persons' total beneficial ownership of Common Stock of the Company is approximately 35.0% (based on calculations made in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and based on the number of shares of Common Stock outstanding as of February 28, 2001, and assuming the shares of Series A Preferred Stock owned by the Reporting Persons are converted into Common Stock). Each of the Reporting Persons disclaims beneficial ownership of all securities covered by this Amendment not owned of record by it.

         Specialty Finance Partners and certain other stockholders of the Company (collectively, the "Additional Voting Agreement Parties") entered into that certain Voting Agreement, dated as of March 7, 2001, among the Company, Specialty Finance Partners and each of the Additional Voting Agreement Parties (the "Voting Agreement'). The Voting Agreement has been filed as an exhibit to Amendment No. 1 and is incorporated by reference herein. See Item 6 of Amendment No. 1 for more detail.

         By virtue of the Voting Agreement, and only for such time as the Voting Agreement is in effect, the Reporting Persons, together with the Additional Voting Agreement Parties, may be deemed to constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act and thereby beneficially own, solely for the purposes of Rule 13d-3 under the Exchange Act, directly or indirectly, assuming conversion of all shares of Series A Preferred Stock held by each of the Reporting Persons and the Additional Voting Agreement Parties, an aggregate of 15,576,032 shares of Common Stock, representing approximately 66.7% of the outstanding shares of Common Stock (based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and based on the number of shares of Common Stock outstanding as of February 28, 2001). Each Reporting Person disclaims its membership in such group and, for purposes of Section 13(d) of the Exchange Act, disclaims beneficial owner of any shares of Common Stock or Series A Preferred Stock, and the underlying Common Stock of any such Series A Preferred Stock, held by any party of the Voting Agreement (other than itself, if applicable) or any other Reporting Person attributed to them by reason of the Voting Agreement. The filing of this Amendment shall not be construed as an admission that any Reporting Person is the beneficial owner of such shares or that the Reporting Person and any such other stockholders constitute such a person or group.

                                   SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

                                                  Date: March 26, 2001.


                                   SPECIALTY FINANCE PARTNERS

                                   By: /s/ David A. Spuria
                                       ----------------------------------------
                                       David A. Spuria
                                       General Counsel, Vice President of
                                       Administration and Secretary



                                   CAPITAL Z FINANCIAL SERVICES FUND II, L.P.

                                   By: /s/ David A. Spuria
                                       ----------------------------------------
                                       David A. Spuria
                                       General Counsel, Vice President of
                                       Administration and Secretary



                                   CAPITAL Z PARTNERS, L.P.

                                   By: /s/ David A. Spuria
                                       ----------------------------------------
                                       David A. Spuria
                                       General Counsel, Vice President of
                                       Administration and Secretary



                                   CAPITAL Z PARTNERS, LTD.

                                   By: /s/ David A. Spuria
                                       ----------------------------------------
                                       David A. Spuria
                                       General Counsel, Vice President of
                                       Administration and Secretary